Mercedes-Benz Auto Lease Trust 2016-B
Investor Report
Collection Period Ended   30-Nov-2018

Amounts in USD

Dates

Collection Period No.	26			
Collection Period (from... to)	1-Nov-2018	30-Nov-2018		
Determination Date	13-Dec-2018			
Record Date	14-Dec-2018			
Payment Date	17-Dec-2018			
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2018	17-Dec-2018	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 12/15/201	15-Nov-2018	15-Dec-2018	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	220,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	407,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	315,000,000.00	59,021,436.04	14,803,680.11	44,217,755.93	140.373828	0.046996
Class A-4 Notes	95,160,000.00	95,160,000.00	95,160,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,037,160,000.00**	**154,181,436.04**	**109,963,680.11**	**44,217,755.93**		
Overcollateralization	195,353,851.10	203,364,785.43	203,364,785.43			
Total Securitization Value	**1,232,513,851.10**	**357,546,221.47**	**313,328,465.54**			
present value of lease payments	440,007,103.76	32,898,689.38	25,320,785.31			
present value of Base Residual Value	792,506,747.34	324,647,532.09	288,007,680.23			

	Amount	Percentage
Initial Overcollateralization Amount	195,353,851.10	15.85%
Target Overcollateralization Amount	203,364,785.43	16.50%
Current Overcollateralization Amount	203,364,785.43	16.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.150000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.350000%	66,399.12	0.210791	44,284,155.05	140.584619
Class A-4 Notes	1.520000%	120,536.00	1.266667	120,536.00	1.266667
Total		**186,935.12**		**$44,404,691.05**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,170,888,158.55**	**295,920,528.92**	**251,702,772.99**

Available 2016-B Collections		Distribution on the Exchange Note	
Lease Payments Received	6,209,667.73	(1) Total Servicing Fee	297,955.18
Net Sales Proceeds-early terminations (incl Defaulted Leases)	21,459,478.65	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	18,474,073.95	(2) Exchange Note Interest Distributable Amount (1.53%)	377,298.67
Excess wear and tear included in Net Sales Proceeds	126,367.59	(3) Exchange Note Principal Distributable Amount	44,217,755.93
Excess mileage included in Net Sales Proceeds	302,683.29	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	**46,143,220.33**		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	74,785.17	(5) Remaining Funds Payable	1,324,995.72
Total Available Collections	**46,218,005.50**	**Total Distribution**	**46,218,005.50**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	44,595,054.60	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00	(2) Interest Distributable Amount Class A Notes	186,935.12
Total Available Funds	**44,595,054.60**	(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	44,217,755.93
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	190,363.55
		Total Distribution	**44,595,054.60**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	297,955.18	297,955.18	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	186,935.12	186,935.12	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	66,399.12	66,399.12	0.00
thereof on Class A-4 Notes	120,536.00	120,536.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	186,935.12	186,935.12	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	44,217,755.93	44,217,755.93	0.00
Principal Distribution Amount	44,217,755.93	44,217,755.93	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,081,284.63
Reserve Fund Amount - Beginning Balance	3,081,284.63
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,195.23
minus Net Investment Earnings	5,195.23
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,081,284.63
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,195.23
Net Investment Earnings on the Exchange Note	
Collection Account	69,589.94
Investment Earnings for the Collection Period	74,785.17

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,232,513,851.10	29,821
Securitization Value beginning of Collection Period	357,546,221.47	11,011
Principal portion of lease payments	5,212,213.99	
Terminations- Early	19,320,273.30	
Terminations- Scheduled	16,273,509.50	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,411,759.14	
Securitization Value end of Collection Period	313,328,465.54	9,731
Pool Factor	25.42%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.27%	7.27%
Weighted Average Remaining Term (months)	23.11	4.86
Weighted Average Seasoning (months)	13.52	32.81
Aggregate Base Residual Value	909,542,444.43	296,087,006.49
Cumulative Turn-in Ratio		93.03%
Proportion of base prepayment assumption realized life to date		57.29%
Actual lifetime prepayment speed		0.55%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	311,386,179.30	9,671	99.38%
31-60 Days Delinquent	1,458,833.02	44	0.47%
61-90 Days Delinquent	352,019.69	13	0.11%
91-120 Days Delinquent	131,433.53	3	0.04%
Total	313,328,465.54	9,731	100.00%

Delinquency Trigger		**4.861%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.154%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	310,432.57	10	18,758,932.68	516
Liquidation Proceeds	178,559.12		13,957,106.99	
Recoveries	198,344.77		3,825,670.42	
Principal Net Credit Loss / (Gain)	(66,471.32)		976,155.27	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.238)%
Prior Collection Period	(0.279%)
Second Prior Collection Period	0.028 %
Third Prior Collection Period	(0.126%)
Four Month Average	(0.154)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.079%

Average Net Credit Loss / (Gain)   1,891.77

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	38,695,109.37	1,270	611,238,671.00	19,568
Sales Proceeds and Other Payments Received	38,462,336.59		609,285,240.06	
Residual Loss / (Gain)	232,772.78		1,953,430.94	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.833%
Prior Collection Period	(3.416%)
Second Prior Collection Period	(1.023%)
Third Prior Collection Period	(0.667%)
Four Month Average	(1.068)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.158%

Average Residual Loss / (Gain)   99.83